UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Keane, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

486665102

(CUSIP Number)

Srinivasan Subramanian

Caritor, Inc.

210 Porter Drive, Suite 315

San Ramon, California 94583

Telephone: (925) 838-8600

Copies to:

Gregg Vignos, Esq.

Paul Hastings

55 Second Street

San Francisco, CA 94105

(415) 856-7000

and

Ethan Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Caritor, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

2

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Renaissance Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

3

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Court Square Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

4

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Technology Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON OO

5

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Growth Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON PN

6

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Investment G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Island
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON OO

7

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Growth Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON PN

8

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON PN

9

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Partnership G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON OO

10

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Venture Capital International Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

11

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

12

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citicorp Banking Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,953,361
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,953,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON CO

13

CUSIP No. 486665102
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,135,161
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 181,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,135,161
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7%
14	TYPE OF REPORTING PERSON HC

14

Item 1.	Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares (the “Shares”) of common stock (“Common Stock”) $.10 par value of Keane, Inc., a Massachusetts corporation (“Keane”). The principal executive office of Keane is located at 100 City Square, Boston, Massachusetts 02129.

Item 2.	Identity and Background

This Statement is being filed by Caritor, Inc. (“Caritor”), Renaissance Acquisition Corp. (“Merger Sub”), Court Square Capital Limited (“Court Square”), Citigroup Venture Capital International Technology Holdings LLC (“CVCI Tech”), Citigroup Venture Capital International Growth Partnership II, L.P. (“CVCI Growth II”), Citigroup Venture Capital International Investment G.P. Limited (“CVCI GP”), Citigroup Venture Capital International Growth Partnership L.P. (“CVCI Growth I”), Citigroup Venture Capital International Co-Investment L.P. (“CVCI Co-Invest”), Citigroup Venture Capital International Partnership G.P. Limited (“CVCI Partnership”), Citigroup Venture Capital International Delaware Corporation (“CVCI Delaware”), Citicorp International Finance Corporation (“CIFC”), Citicorp Banking Corp. (“CBC”) and Citigroup Inc. (“Citigroup” and together with Caritor, Merger Sub, Court Square, CVCI Tech, CVCI Growth II, CVCI GP, CVCI Growth I, CVCI Co-Invest, CVCI Partnership, CVCI Delaware, CIFC and CBC, the “Reporting Persons”).

Caritor, a California corporation, is a global technology consulting company. It provides long-term information technology services to its clients in financial services, communications, retail, manufacturing, high-technology, travel and transportation and public sector industries. The principal address of Caritor is 210 Porter Drive, Suite 315, San Ramon, California 94583.

Merger Sub, a Massachusetts corporation, is a wholly-owned subsidiary of Caritor. Merger Sub was formed to effect the transactions described in Item 4 below and has not engaged in any activities other than those incident to its formation and such transactions. Merger Sub’s principal business address is 210 Porter Drive, Suite 315, San Ramon, California 94583.

Court Square, a Delaware corporation, is principally engaged in the business of leveraged buy-outs. The principal address of Court Square is 399 Park Avenue, New York, NY 10043.

CVCI Tech, a Delaware limited liability company, is principally engaged in the business of investing in the equity interests of Caritor.

CVCI Growth II, a Cayman Islands limited partnership, is the sole member of CVCI Tech. CVCI Growth II is principally engaged in the business of investing in equity, debt, derivatives and other securities and assets.

CVCI GP, a Jersey Islands company, is the sole general partner of CVCI Growth II. CVCI GP is principally engaged in the business of investing in equity, debt, derivatives and other securities and assets.

15

CVCI Growth I, a Cayman Islands limited partnership, is principally engaged in the business of investing in equity, debt, derivatives and other secrities and assets. CVCI Growth I currently directly owns 21.35% of the common equity interests of Caritor.

CVCI Co-Invest, a Cayman Islands limited partnership, is principally engaged in the business of investing in equity, debt, derivatives and other secrities and assets. CVCI Co-Invest currently directly owns 1.48% of the common equity interests of Caritor.

CVCI Partnership, a Jersey Islands company, is the sole general partner of CVCI Growth I and CVCI Co-Invest. CVCI Partnership is principally engaged in the business of investing in equity, debt, derivatives and other securities and assets.

CVCI Delaware, a Delaware corporation, owns all of the outstanding equity interests of CVCI GP and CVCI Partnership. CVCI Delaware is principally engaged in the business of investing in equity, debt, derivatives and other securities and assets.

CIFC, a Delaware corporation, owns all of the outstanding equity interests of CVCI Delaware. CIFC is a company principally engaged in merchant banking investment activities. The principal address of CIFC is One Penn’s Way, New Castle, Delaware 19720.

CBC, a Delaware corporation, owns all of the outstanding equity interests of each of CIFC and Court Square. CBC is a holding company principally engaged, through its subsidiaries, in the general financial services business. The principal address of CBC is One Penn’s Way, New Castle, Delaware 19720.

Citigroup, a Delaware corporation, owns all of the outstanding equity interests of CBC. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.  The principal business address of Citigroup is 399 Park Avenue, New York, New York 10043.

The principal address of each of CVCI Tech, CVCI GP, CVCI Growth I, CVCI Co-Invest, CVCI Partnership and CVCI Delaware is Bedell Cristin, P.O. BOX 75, 26 New Street, St. Helier, Jersey, Channel Islands, JE2 3RA.

The principal address of each of CVCI Growth II and CVCI Co-Invest is Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Schedule A, attached hereto, sets forth the names of the directors and executive officers of Caritor, Merger Sub and Citigroup and their respective occupations and citizenship.

Other than as described in Schedule B, during the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws.

16

The information set forth in Schedule A and Schedule B is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for Caritor to enter into the Merger Agreement (as defined and described in Item 4) and in consideration thereof, each of the individuals listed on Schedule C (the “Stockholders”), who hold Shares, entered into the Voting Agreement (as defined and described below). Other than its obligations to enter into and be bound by the Merger Agreement, Caritor did not pay any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Merger Agreement and Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

With respect to the proposed Merger (as defined and described in Item 4, which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the aggregate equity consideration under the Merger Agreement would be approximately $854 million, consisting of equity financing provided indirectly through Caritor by Court Square and/or affiliates thereof, by debt financing to be provided by certain institutional lenders and cash available to Keane.

Item 4.	Purpose of Transaction.

On February 6, 2007, Caritor, Merger Sub and Keane entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, including the payment by Caritor to Keane stockholders of $14.30 per share in cash, Merger Sub will merge with and into Keane with Keane continuing as the surviving corporation and as a wholly-owned subsidiary of Caritor (the “Merger”). Court Square has guaranteed Caritor’s obligation under the Merger Agreement to pay, if necessary, the Buyer Termination Fee (as defined in the Merger Agreement). The board of directors of each of Keane and Caritor has approved the Merger Agreement.

As an inducement for Caritor to enter into the Merger Agreement, on February 6, 2007 Caritor entered into the Stockholder Voting Agreement (the “Voting Agreement”) with each of the Stockholders. The purpose of the Voting Agreement is to facilitate the ability of Caritor and Keane to consummate the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreement, the Stockholders agreed that, with respect to the 11,953,361 Shares of Common Stock beneficially owned by them, which represents approximately 20.4% of the issued and outstanding Shares of Common Stock of Keane, at any Keane stockholders’ meetings and by written consent of the Keane stockholders in lieu of such meeting, they would: (i) vote their Shares in favor of, or consent to, the adopting the Merger Agreement and (ii) vote against, and not provide consents to, any and all Acquisition Proposals (as defined in the Merger Agreement) and agreements providing for Acquisition Proposals.

Each Stockholder has also agreed not to, without Caritor’s consent, (i) sell, assign, transfer, pledge or otherwise dispose of their respective Shares (“Transfer”), (ii) deposit any of the Common Stock subject to the Voting Agreement into a voting trust or enter into any voting

17

agreement or arrangement or understanding with respect thereto or grant any proxy or power of attorney with respect thereto which is inconsistent with the Voting Agreement or (iii) enter into any contract, option or other arrangement or undertaking with respect to the Transfer of their Shares.

The Stockholders may not (i) solicit, initiate, propose or knowingly encourage or take any other action to knowingly facilitate an Acquisition Proposal (as defined in the Voting Agreement), (ii) enter into any letter of intent or memorandum of understanding or other agreement or arrangement with respect to any Acquisition Proposal or (iii) enter into, continue, participate, engage or knowingly assist in any manner in negotiations or discussions with any person (other than the Buyer or any of its affiliates) relating to any Acquisition Proposal.

The Voting Agreement will terminate upon the earlier of the effective time of the Merger and the termination of the Merger Agreement.

The foregoing description of the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the Merger Agreement and Voting Agreement included as Exhibit 99.1 and 99.2, respectively, to this Statement.

Item 5.	Interest in Securities of the Issuer

(a)

As a result of the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership with respect to the power to vote or direct the vote of 11,953,361 Shares, which represents 20.4% of the Shares of Common Stock of Keane deemed issued and outstanding as of February 6, 2007, as represented by Keane in the Merger Agreement, subject to the conditions and limitations of the Voting Agreement. Beneficial ownership of the Shares of Common Stock referred to herein is being reported solely because the Reporting Persons may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any of the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Citigroup also indirectly beneficially owns 181,800 Shares of Common Stock directly owned by certain other subsidiaries of Citigroup, or 0.3% of the Shares outstanding. Each of Caritor, Merger Sub, Court Square, CVCI Tech, CVCI Growth II, CVCI GP, CVCI Growth I, CVCI Co-Invest, CVCI Partnership, CVCI Delaware, CIFC and CBC disclaims beneficial ownership of the Shares of Common Stock beneficially owned by such other subsidiaries of Citigroup.

(b)	The responses to Items (7) through (10) on the cover pages of this Statement are incorporated herein by reference.

18

(c)

Schedule D sets forth the transactions in the Shares of Common Stock which, to the best knowledge of the Reporting Persons, have been effected the period commencing 60 days prior to the date of the event requiring the filing of this Schedule 13D and ending on the date hereof (excluding the transactions that may have been effected for managed accounts with funds provided by third party customers). The transactions in the Shares described on Schedule D were effected on the New York Stock Exchange or the over-the-counter market.

Except for the Merger Agreement, the Voting Agreement, the transactions contemplated by such agreements and those transactions set forth on Schedule D, neither the Reporting Persons nor, to the best knowledge of the Reporting Person, any person named on Schedule A has effected any transaction in the Common Stock during the past 60 days (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d)	Not applicable.

(e)	Not applicable.

Item 6.                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3, 4 and 5 and Exhibits 99.1 and 99.2 are incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the person listed on Schedule A, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Keane, including but not limited to, transfer or voting of any of the securities of Keane, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of Keane.

Item 7.	Material to be Filed as Exhibits.

99.1

Agreement and Plan of Merger, dated February 6, 2007, by and among Caritor, Merger Sub and Keane, Inc. filed as Exhibit 2.1 to the Current Report on Form 8-K on February 8, 2007 by Keane and incorporated herein by reference.

99.2

Stockholder Voting Agreement, dated February 6, 2007, by and among Caritor and the Stockholders filed as Exhibit 99.1 to the Current Report on Form 8-K on February 8, 2007 by Keane and incorporated herein by reference.

19

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2007

CARITOR, INC.
By: /s/ Chris Setterington
Name: Chris Setterington
Title: Executive Vice President & Chief Financial Officer

RENAISSANCE ACQUISITION CORP.
By: /s/ Chris Setterington
Name: Chris Setterington
Title: Secretary and Treasurer

COURT SQUARE CAPITAL LIMITED
By: /s/ Leo Viola
Name: Leo Viola
Title: Senior Vice President

CITIGROUP VENTURE CAPITAL INTERNATIONAL TECHNOLOGY HOLDINGS LLC

By: Citigroup Venture Capital International Growth Partnership II, L.P., its Member

By: Citigroup Venture Capital International Investment G.P. Limited, its General Partner

20

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL GROWTH PARTNERSHIP II, L.P.

By: Citigroup Venture Capital International Investment G.P. Limited, its General Partner

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL GROWTH PARTNERSHIP L.P.

By: Citigroup Venture Capital International Partnership G.P Limited
its General Partner

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL CO-INVESTMENT L.P.

By: Citigroup Venture Capital International Partnership G.P. Limited,
its General Partner

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

21

CITIGROUP VENTURE CAPITAL INTERNATIONAL PARTNERSHIP G.P. LIMITED

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION

By: /s/ Alfred Rodrigues
Name: Alfred Rodrigues
Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By: /s/ William H. Wolf
Name: William H. Wolf
Title: Vice President

CITICORP BANKING CORP.

By: /s/ William H. Wolf
Name: William H. Wolf
Title: Senior Vice President

CITIGROUP INC.

By: /s/ Riqueza V. Feaster
Name: Riqueza V. Feaster
Title: Assistant Secretary

22

ASSISTANT SECRETARY’S CERTIFICATE

I, PAULA F. JONES, Assistant Secretary of Citigroup Inc. (“Citigroup”), DO HEREBY CERTIFY that Riqueza Feaster is an Assistant Secretary of Citigroup, duly appointed as such, effective November 16, 2006, and that such appointment has not been rescinded or revoked.

IN WITNESS WHEREOF, I have affixed my signature and the official seal of Citigroup Inc. this 30th day of January, 2007.

/s/ Paula F. Jones
Assistant Secretary
Citigroup Inc.

23

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF CARITOR, INC.

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Caritor, Inc. The business address of each director and executive officer of Caritor, Inc. is 210 Porter Drive, Suite 315, San Ramon, California 94583.

Name	Principal Occupation	Citizenship
Srinivasan Subramanian	Chairman & Chief Executive Officer	United States
Chris Setterington	Executive Vice President & Chief Financial Officer	United Kingdom
Jim Puthuff	Chief Operating Officer	United States
Srikanth Rao	Executive Vice President of Caritor, Inc. and President of Caritor India	India
Marv Mouchawar	Executive Vice President, Corporate Development	United States
Krishna Prabhu	Senior Vice President, Global Client Management	India
Dipak Rastogi	Director	Canada & United Kingdom
Gregg Vignos	Director	United States

24

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF RENAISSANCE ACQUISITION CORP

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Renaissance Acquisition Corp. The business address of each director and executive officer of Renaissance Acquisition Corp. is 210 Porter Drive, Suite 315, San Ramon, California 94583.

Name	Principal Occupation	Citizenship
Srinivasan Subramanian	President	United States
Chris Setterington	Treasurer	United Kingdom
Chris Setterington	Secretary	United Kingdom
Gregg Vignos	Director	United States
Dipak Rastogi	Director	Canada & United Kingdom

25

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INCORPORATED

The following sets forth the name, principal occupation and citizenship of each of the directors and executive officers of Citigroup Inc.

Name and Title	Principal Occupation	Citizenship
C. Michael Armstrong, Director	Chairman, Board of Trustees Johns Hopkins Medicine Health System Corporation and Hospital 1683 Galleon Drive Naples, FL 34102	United States
Alain J. P. Belda, Director	Chairman and Chief Executive Officer Alcoa Inc. 390 Park Avenue New York, NY 10022	Brazil & Spain
George David, Director	Chairman and Chief Executive Officer United Technologies Corporation One Financial Plaza Hartford, CT 06101	United States
Kenneth T. Derr, Director	Chairman, Retired Chevron Corporation 345 California Street San Francisco, CA 94104	United States
John M. Deutch, Director	Institute Professor Massachusetts Institute of Technology 77 Massachusetts Avenue Cambridge, MA 02139	United States
Roberto Hernandez Ramirez, Director	Chairman of the Board Banco Nacional de Mexico Actuario Roberto Medellin No. 800 Col. Santa Fe, 01210 Mexico City, Mexico	Mexico
Ann Dibble Jordan, Director	Consultant 2940 Benton Place, NW Washington, DC 20008-2718	United States

26

Dr. Klaus Kleinfeld, Director	President and Chief Executive Officer Siemens AG Wittesbacherplatz 2 D-80333 Munich, Germany	Germany
Andrew N. Liveris, Director	Chairman and Chief Executive Officer The Dow Chemical Company 2030 Dow Center Midland, MI 48674	Australia
Dudley C. Mecum, Director	Managing Director Capricorn Holdings, LLC 30 East Elm Street Greenwich, CT 06830	United States
Anne M. Mulcahy, Director	Chairman and Chief Executive Officer Xerox Corporation 800 Long Ridge Road Stamford, CT 06904	United States
Richard D. Parsons, Director	Chairman and Chief Executive Officer Time Warner Inc. One Time Warner Center New York, NY 10019	United States
Charles Prince, Director and Executive Officer	Chairman and Chief Executive Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Dr. Judith Rodin, Director	President The Rockefeller Foundation 420 Fifth Avenue New York, NY 10018	United States
Robert E. Rubin, Director and Executive Officer	Chairman of the Executive Committee and Member of the Office of the Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Franklin A. Thomas, Director	Consultant The Study Group 380 Lexington Avenue New York, NY 10168	United States

27

Ajay Banga, Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-International Citigroup Inc. 399 Park Avenue New York, NY 10043	India
Sir Winfried F. W. Bischoff, Executive Officer	Chairman Citigroup Europe 33 Canada Square Canary Wharf London E14 5LB United Kingdom	United Kingdom and Germany
David C. Bushnell, Executive Officer	Senior Risk Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Robert Druskin, Executive Officer	Chief Operating Officer and Member of the Office of the Chairman 399 Park Avenue New York, NY 10043	United States
Steven J. Freiberg Executive Officer	Chairman and Chief Executive Officer Global Consumer Group-North America Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
John C. Gerspach, Executive Officer	Controller and Chief Accounting Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Michael S. Helfer, Executive Officer	General Counsel and Corporate Secretary Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Lewis B, Kaden, Executive Officer	Vice Chairman and Chief Administrative Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

28

Sallie L. Krawcheck, Executive Officer	Chief Financial Officer Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Manuel Medina-Mora Executive Officer	Chairman and Chief Executive Officer Latin America and Mexico Act. Roberto Medellin 800 Edificio Sur. 5 piso Col. Sta FE/ C.P. 01210 Mexico, D.F.	Mexico
William R. Rhodes, Executive Officer	Senior Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States
Stephen R. Volk, Executive Officer	Vice Chairman Citigroup Inc. 399 Park Avenue New York, NY 10043	United States

29

SCHEDULE B

On December 3, 2002, Salomon Smith Barney Inc. (“Salomon Smith Barney”), now named Citigroup Global Markets Inc. (“CGMI”), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4 promulgated thereunder. Respondents were censured pursuant to Section 15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy’s financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy’s violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy’s violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the

30

Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the “AWC”) that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI’s consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI’s recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against Smith Barney Fund Management LLC (“SBFM”), a former subsidiary of Citigroup, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds managed by SBFM (the “Affected Funds”).

The SEC order finds that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that Citigroup Asset Management (“CAM”), the former Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange for, among other things, a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds’ boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds’ best interests and that no viable alternatives existed. SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding.

The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the

31

penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. The order also required that transfer agency fees received from the Affected Funds since December 1, 2004, less certain expenses, be placed in escrow and provided that a portion of such fees may be subsequently distributed in accordance with the terms of the order. On April 3, 2006, an aggregate amount of approximately $9 million held in escrow was distributed to the Affected Funds.

The order required SBFM to recommend a new transfer agent contract to the Affected Fund’s boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Affected Funds’ Boards selected a new transfer agent for the Affected Fund. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

32

SCHEDULE C

STOCKHOLDERS

Name	Ownership of Shares
John F. Keane	127,800
John F. Keane 1993 Revocable Trust	1,597,792
John F. Keane Grantor Retained Annuity Trust	1,300,000
Marilyn T. Keane	204
Marilyn T. Keane 2006 Grantor Retained Annuity Trust	1,300,000
Marilyn T. Keane 1997 Revocable Trust	1,059,328
Brian T. Keane	279,786
John Francis Keane Irrevocable Children’s Trust for Benefit of Brian T. Keane	1,183,999
John F. and Marilyn T. Keane 1997 Children’s Trust for Benefit of Brian T. Keane	893,904
Brian T. Keane Revocable Trust	96,784
John F. Keane, Jr.	1,555
John Francis Keane Irrevocable Children’s Trust for Benefit of John F. Keane, Jr.	1,239,999

33

John F. and Marilyn T. Keane 1997 Children’s Trust for Benefit of John F. Keane, Jr.	893,904
Victoire K. Lang	1,555
John Francis Keane Irrevocable Children’s Trust for Benefit of Victoire K. Lang	1,240,001
John F. and Marilyn T. Keane 1997 Children’s Trust for Benefit of Victoire K. Lang	736,750

34

SCHEDULE D

Citigroup Global Markets Inc., a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Purchase (P)/ Sale (S)	Date	Quantity	Low	High
Common Stock	P	12/8/2006	1,000	$12.01	$12.12
Common Stock	S	12/8/2006	9,500	$11.98	$12.11
Common Stock	P	12/11/2006	800	$12.03	$12.08
Common Stock	S	12/11/2006	400	$12.02	$12.03
Common Stock	P	12/12/2006	1,355	$11.98	$12.11
Common Stock	S	12/12/2006	955	$12.09	$12.10
Common Stock	P	12/13/2006	1,052	$12.08	$12.17
Common Stock	S	12/13/2006	552	$12.08	$12.19
Common Stock	P	12/14/2006	1,804	$12.23	$12.43
Common Stock	S	12/14/2006	1,292	$12.29	$12.44
Common Stock	P	12/15/2006	1,141	$12.38	$12.47
Common Stock	S	12/15/2006	941	$12.37	$12.56
Common Stock	P	12/18/2006	400	$11.95	$12.06
Common Stock	S	12/18/2006	400	$12.09	$12.13
Common Stock	P	12/19/2006	1,314	$11.84	$11.96
Common Stock	S	12/19/2006	1,114	$11.85	$11.99
Common Stock	P	12/20/2006	3,044	$11.93	$12.08
Common Stock	S	12/20/2006	3,044	$11.92	$12.02
Common Stock	P	12/21/2006	4,288	$11.86	$12.00
Common Stock	S	12/21/2006	4,088	$11.94	$11.99
Common Stock	P	12/26/2006	962	$11.90	$12.10
Common Stock	S	12/26/2006	762	$12.0544	$12.07
Common Stock	P	12/27/2006	408	$12.13	$12.15
Common Stock	S	12/27/2006	208	$12.14	$12.14
Common Stock	P	12/28/2006	3,264	$12.15	$12.16
Common Stock	S	12/28/2006	3,164	$12.07	$12.16
Common Stock	P	12/29/2006	1,140	$11.91	$12.09
Common Stock	S	12/29/2006	832	$11.88	$11.91
Common Stock	P	1/3/2007	3,016	$12.04	$12.20
Common Stock	S	1/3/2007	1,416	$12.09	$12.21
Common Stock	P	1/4/2007	800	$11.92	$12.08
Common Stock	S	1/4/2007	300	$12.08	$12.08
Common Stock	P	1/5/2007	5,276	$11.91	$11.99
Common Stock	S	1/5/2007	5,184	$11.87	$11.98

35

Common Stock	P	1/8/2007	4,282	$11.76	$11.86
Common Stock	S	1/8/2007	3,882	$11.84	$11.86
Common Stock	P	1/9/2007	1,020	$11.88	$12.15
Common Stock	S	1/9/2007	630	$11.86	$11.97
Common Stock	P	1/10/2007	200	$11.95	$11.97
Common Stock	S	1/10/2007	200	$12.10	$12.10
Common Stock	P	1/11/2007	1,508	$12.24	$12.33
Common Stock	S	1/11/2007	1,308	$12.18	$12.33
Common Stock	P	1/12/2007	900	$12.32	$12.58
Common Stock	S	1/12/2007	300	$12.32	$12.65
Common Stock	P	1/16/2007	1,000	$12.12	$12.49
Common Stock	S	1/16/2007	1,100	$12.15	$12.45
Common Stock	P	1/17/2007	1,224	$12.09	$12.17
Common Stock	S	1/17/2007	954	$12.09	$12.20
Common Stock	P	1/18/2007	3,576	$12.03	$12.18
Common Stock	S	1/18/2007	3,346	$12.02	$12.18
Common Stock	P	1/19/2007	8,219	$11.97	$12.09
Common Stock	S	1/19/2007	8,019	$12.00	$12.09
Common Stock	P	1/22/2007	694	$11.97	$12.02
Common Stock	S	1/22/2007	494	$12.02	$12.02
Common Stock	P	1/23/2007	2,700	$12.00	$12.44
Common Stock	S	1/23/2007	1,600	$12.00	$12.35
Common Stock	P	1/24/2007	1,948	$12.06	$12.15
Common Stock	S	1/24/2007	1,548	$12.06	$12.15
Common Stock	P	1/25/2007	5,952	$11.92	$12.09
Common Stock	S	1/25/2007	5,852	$11.93	$12.07
Common Stock	P	1/26/2007	2,700	$11.90	$12.19
Common Stock	S	1/26/2007	2,000	$11.91	$12.14
Common Stock	P	1/29/2007	868	$12.22	$12.34
Common Stock	S	1/29/2007	468	$12.22	$12.22
Common Stock	P	1/30/2007	200	$12.29	$12.29
Common Stock	P	1/31/2007	1,544	$12.03	$12.20
Common Stock	S	1/31/2007	544	$12.08	$12.21
Common Stock	P	2/1/2007	1,544	$12.12	$12.28
Common Stock	S	2/1/2007	824	$12.14	$12.25
Common Stock	P	2/2/2007	15,766	$12.00	$12.20
Common Stock	S	2/2/2007	8,226	$11.97	$12.19
Common Stock	P	2/5/2007	4,464	$11.89	$11.93
Common Stock	S	2/5/2007	4,264	$11.93	$11.93
Common Stock	P	2/6/2007	460	$11.98	$12.00
Common Stock	S	2/6/2007	260	$11.98	$12.00

36

2% Convertible Subordinated Debentures due 2013	P	2/8/2007	$5,000,000	$98.50	$98.50
2% Convertible Subordinated Debentures due 2013	S	2/8/2007	$2,500,000	$98.50	$98.50
Common Stock	S	2/9/2007	1,400	$14.04	$14.04

Citibank, N.A., a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the lowest and highest price per share at which the transactions were effected:

Description of Security	Purchase (P)/ Sale (S)	Date	Quantity	Low	High
Common Stock	S	12/15/2006	627	$12.36	$12.39
Common Stock	P	12/18/2006	255	$12.1722	$12.1722
Common Stock	P	1/17/2007	254	$12.09	$12.09

Tribeca Global Management LLC, a wholly owned subsidiary of Citigroup, engaged in open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share at which the transactions were effected:

Description of Security	Purchase (P)/ Sale (S)	Date	Quantity	Price
Common Stock	P	12/8/2006	100	$12.02
Common Stock	P	12/11/2006	100	$12.03
Common Stock	P	12/12/2006	100	$12.00
Common Stock	P	12/13/2006	200	$12.135
Common Stock	P	12/14/2006	100	$12.22
Common Stock	S	12/14/2006	1,200	$12.3583
Common Stock	S	1/3/2007	100	$12.20
Common Stock	S	1/4/2007	100	$11.99
Common Stock	S	1/5/2007	100	$11.89
Common Stock	S	1/8/2007	200	11.825
Common Stock	S	1/9/2007	1,700	$12.1212
Common Stock	P	1/10/2007	100	$12.01
Common Stock	S	1/10/2007	100	$12.01
Common Stock	P	1/18/2007	100	$12.14

37

Common Stock	S	1/18/2007	100	$12.12
Common Stock	S	1/23/2007	2,100	$12.031
Common Stock	P	1/24/2007	100	$12.15
Common Stock	P	1/25/2007	300	$11.96
Common Stock	S	1/25/2007	200	$11.96
Common Stock	P	1/29/2007	500	$12.228
Common Stock	S	1/31/2007	3,000	$12.2003
Common Stock	P	2/1/2007	1,300	$12.1454
Common Stock	S	2/1/2007	300	$12.08
Common Stock	S	2/2/2007	100	$12.11
Common Stock	S	2/5/2007	100	$11.98
Common Stock	P	2/6/2007	100	$12.05
Common Stock	S	2/6/2007	100	$11.98
Common Stock	S	2/8/2007	100	$14.07
Common Stock	P	2/9/2007	200	$14.03

The Reporting Persons agree to furnish or make available to the Commission, at its request, the information that would otherwise be required to be furnished in response to the disclosure requirements of Item 5(c) with respect to the Reporting Persons and any supporting material or documents necessary to verify the accuracy of such information.

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AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree by and among them to the joint filing on behalf of them of a Statement on Schedule 13D and any and all amendments thereto and that this Agreement be included as an Exhibit to such filing.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together constitute one instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 16th day of February, 2007.

CARITOR, INC.
By: /s/ Chris Setterington
Name: Chris Setterington
Title: Executive Vice President & Chief Financial Officer

RENAISSANCE ACQUISITION CORP.
By: /s/ Chris Setterington
Name: Chris Setterington
Title: Secretary & Treasurer

COURT SQUARE CAPITAL LIMITED
By: /s/ Leo Viola
Name: Leo Viola
Title: Senior Vice President

CITIGROUP VENTURE CAPITAL INTERNATIONAL TECHNOLOGY HOLDINGS LLC
By: Citigroup Venture Capital International Growth Partnership II, L.P., its Member
By: Citigroup Venture Capital International Investment G.P. Limited, its General Partner

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

39

CITIGROUP VENTURE CAPITAL INTERNATIONAL GROWTH PARTNERSHIP II, L.P.
By: Citigroup Venture Capital International Investment G.P. Limited,
its General Partner

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL INVESTMENT G.P. LIMITED
By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL GROWTH PARTNERSHIP L.P.
By: Citigroup Venture Capital International Partnership G.P Limited
its General Partner

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

40

CITIGROUP VENTURE CAPITAL INTERNATIONAL CO-INVESTMENT L.P.
By: Citigroup Venture Capital International Partnership G.P. Limited,
its General Partner

By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL PARTNERSHIP G.P. LIMITED
By: /s/ Michael Robinson
Name: Michael Robinson
Title: Alternate Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL DELAWARE CORPORATION
By: /s/ Alfred Rodrigues
Name: Alfred Rodrigues
Title: Director

CITICORP INTERNATIONAL FINANCE CORPORATION
By: /s/ William H. Wolf
Name: William H. Wolf
Title: Vice President

CITICORP BANKING CORP.
By: /s/ William H. Wolf
Name: William H. Wolf
Title: Senior Vice President

41

CITIGROUP INC.
By: /s/ Riqueza V. Feaster
Name: Riqueza V. Feaster
Title: Assistant Secretary

42